CORPORATE CATALYST FOR STRICKEN CITIES
TAKING AN OFFBEAT APPROACH

Filed Pursuant To Rule 433
Dated January 9, 2006
Registration Statement No. 333-130714
[As appeared in the January 8, 2006 edition of the Milwaukee Journal Sentinel and posted on January 7, 2006 on www.jsonline.com; the online version included a slideshow of approximately 20 photographs of images of the reconstruction of New Orleans]
CORPORATE CATALYST FOR STRICKEN CITIES
Johnson Controls has a blueprint to revive
urban centers across the country while expanding its business
By John Schmid jschmid@journalsentinel.com
Dated January 7, 2006
First of two parts
New Orleans — Hurricane Katrina took one of the nation’s poorest cities and transformed much of it into an uninhabitable wasteland.
And for Johnson Controls Inc., a Fortune 100 engineering firm, the storm unexpectedly turned New Orleans into a proving ground for a corporate expansion strategy that appears to be without precedent.
The $32 billion-a-year conglomerate, which Wall Street honors with a high-flying stock price, believes it can boost its balance sheet further by rebuilding the dormant economies of inner cities across the country.
“It’s a growth opportunity, it’s a new market that we’re not in, and it’s big numbers,” said Eric A. Reisner, a vice president for strategic programs at Johnson Controls.
To make the plan work, engineers and senior managers will become urban advocates, networked into some of the nation’s toughest neighborhoods, including those in Milwaukee.
The company plans to champion projects meant to revive blighted urban centers — creating new schools, affordable housing, community centers and clinics — by coordinating new development projects, raising funds and working with faith-based groups and civic leaders. And in the process, the company intends to fill its order books as each project gets under way.
The logic may sound quixotic by conventional boardroom standards and clash with decades of urban anti-poverty programs that traditionally are driven by non-profit groups, charitable foundations or taxpayers. America’s inner cities, after all, have been viewed as anything but profit centers.

But Johnson Controls’ initiatives in New Orleans make clear that it has moved beyond feasibility studies. The company is experimenting with inner-city economic models coalescing in a new strategy it calls MetroMarkets.
“Johnson Controls has gone way outside conventional corporate thinking,” said Leonard Greenhalgh, professor of management at the Tuck School of Business at Dartmouth College in Hanover, N.H. “There really is no paradigm for how to do this. There isn’t a model. They’re creating the model as they go along.”
Greenhalgh, who closely follows Johnson Controls, calls the strategy “pioneering” and “complex.” He also applauds its innovation.
“I don’t know whether it’s going to work,” he said. “It’s ambitious. I don’t think anyone’s ever done anything on this scale before.”
Meeting a city’s needs
To integrate private-sector jobs into urban areas with mass unemployment, Johnson Controls has a model that customizes job training for struggling adults directly to the needs of leading local employers. It’s not an institutional jobs scheme, either: A training center in New Orleans will be in a funky arts-and-jazz facility in a converted four-story warehouse that endured $2 million in storm damages, which Johnson Controls is repairing.
It has plans to create permanent housing tracts by phasing out “FEMA-ville” evacuee trailer parks that the Federal Emergency Management Agency set up. FEMA, which acquired 59,000 trailers, has made them as ubiquitous across the city as the bright-blue tarps nailed over storm-gashed roofs.
The company is helping open charter schools in a city without a functional public school system. Lusher Elementary School, which Reisner is helping resurrect, can be a symbol of “renaissance” in a devastated city, said William Perkins Tift, Lusher’s curriculum coordinator.
This year, under current plans, Johnson Controls will announce “a national roll-out to take it to the 50 biggest cities by population,” Reisner said.
Given its national scope, MetroMarkets is shaping up as one of the biggest private-sector urban economic catalysts in the nation. Johnson Controls believes it’s the first business model of its kind, with in-house projections of $500 million to $2 billion in annual revenue. Reisner expects private-sector companies, foundations and government agencies to help pay for the projects in the program. He recently spent several days hounding foundations for funds for a new charter school in New Orleans.
“When Johnson Controls takes a strategic initiative, they take it dead seriously,” professor Greenhalgh said.
The company initially intended to work quietly until October and then make a formal announcement. It agreed to outline its business plan to the Journal Sentinel after several requests by the newspaper.

Different cities, same problems
The destinies of New Orleans and Milwaukee are intertwined. Failure to rebuild urban-core economies consigns them to a slow death and, in the process, drags down the broader metropolitan areas that surround them.
“Other cities have the same issues” as New Orleans, Reisner recognized. “They just haven’t been hit by hurricanes.”
It wasn’t until Katrina struck Aug. 29 that the company selected New Orleans as one of the MetroMarkets pilot cities, adding it to Milwaukee, Chicago and Detroit. Milwaukee was a natural choice. Johnson Controls’ international headquarters is next door in suburban Glendale. More importantly, in the past year, Milwaukee has spawned a tightly knit cadre of business leaders and investors determined to rebuild the urban economy, creating an agenda that naturally aligns with the company’s goals.
Milwaukee also has one of the nation’s most impoverished inner cities, one that has stymied urban planners for decades.
On the day the levees ruptured and flooded 80% of New Orleans, the U.S. Census Bureau by coincidence published a 2004 ranking listing Milwaukee as the nation’s seventh most impoverished city. Pre-Katrina New Orleans, by comparison, ranked 13th. Several weeks later, the Brookings Institution in Washington, D.C., released a separate report using different data that classified Milwaukee and New Orleans in the top 10 cities in the nation when measured in terms of “concentrated poverty.”
Although Johnson Controls began laying its MetroMarket foundations before Katrina, the catastrophe expanded and accelerated its ambitions. The company lent a handful of Milwaukee-based executives to the reconstruction efforts in New Orleans and opened a “New Orleans war room” inside its technology center in downtown Milwaukee. In New Orleans, it is opening a new office to be closer to City Hall.
In post-hurricane New Orleans, Reisner said, “you get to test concepts faster and quicker.”
Reisner, 40, has taken the lead in crafting the MetroMarkets program. The adrenaline-driven executive wears a short-cropped, low-maintenance haircut. He wakes each day at 4 a.m., goes jogging and then juggles phone calls and e-mails on a BlackBerry.
He travels perpetually, often to minority business conventions. This month he will present MetroMarkets to the Louisiana Recovery Authority. When he works in New Orleans, he sleeps in an evacuee trailer.
A ghost town
One look at storm-ravaged New Orleans, even four months after Katrina, and one wonders whether Johnson Controls ever has second thoughts.
The death toll has risen to more than 1,000, and several times that number are missing. Some 18,000 businesses folded. An estimated 150,000 mold-infested homes must be leveled, according to municipal figures; 20 million metric tons of debris line the curbs. Much of the city is a ghost town, and no one can guess how many people care to return. So far, only about 60,000 have returned to live in a city with a pre-Katrina population of a half-million.
Reisner sizes up the eerily deserted city as he drives a rented sport utility vehicle past collapsed houses, debris and uprooted trees on a mid-December day. He’s driving through the Lower Ninth Ward, which was among the city’s most dangerous high-poverty districts before Katrina. The storm turned it into an American Bangladesh. Months later, it’s empty, apart from a few roaming chickens. Homes with months of mold ooze a repellent stench. Waist-high watermarks ring most buildings with a tainted shadow of the floodwaters.
The company, he explains, aims to hire at least one full-time coordinator in each city. That employee will identify projects that mend shattered neighborhoods while working with civic leaders, educators, developers and faith-based groups.
The concept can succeed, the company says, only if each city tackles one neighborhood at a time, something on the order of 10 square blocks. The idea is to work toward a critical mass of concerted effort in each district. Such holistic planning avoids what Johnson Controls sees as a major shortcoming of failed efforts in the past, which were frequently well- intentioned but often scattershot.
“The hard part of this strategy is that it takes massive coordination,” Reisner said. He quips that his new job has made an avowed Republican like himself into a “tree-hugging liberal.”
The government, Reisner muses, can load tax-incentive districts into the central cities, which the federal government has done in New Orleans, but that remains a passive approach lacking orchestration.
“No one has been successful yet in putting something together that’s coherent,” said Alex A. Molinaroli, vice president and the North American general manager of the group’s building efficiency division. “You cannot do one piece at a time.”
Molinaroli’s business unit — which spearheads the MetroMarkets strategy — automates buildings with high-tech temperature controls, security surveillance and fire-detection systems. Until its name was recently changed, it was known as the “controls” division, the oldest part of the 120-year-old company. The division has more than 500 branches around the country.
“We know how to build and repair and service buildings, which is a big part of rebuilding cities,” Reisner said. “That’s why we think we’re credible in this space.”
Taking advantage of assets
If it works, MetroMarkets also will be a rare alignment of shareholder, corporate and social aims.
“Make no mistake about it: Johnson Controls is in it to make money,” said Jean-Paul “J.P.” Hymel, a Johnson Controls project manager in New Orleans. “But when you’re in business, you can have a negative-sum game, a zero-sum game, or a positive-sum game. We’re going to be the leaders in the build-back of New Orleans.”

In a city where locals curse the dangerously slow response of FEMA and property insurers, Hymel added: “We cannot wait for the government.”
The initiative amounts to a national test of an idea that has excited a small but growing number of urban planners.
These economists argue that so much attention gets paid to crime, drugs and unemployment that few bother to look for urban assets and free-market investment opportunities. Johnson Controls settled on the “MetroMarkets” title because the conventional labels — “inner cities” or “central cities” - carry the stigma of lights-out, dead-end economies.
“This is an example of a company that understands that there is a market in the inner city, and they are going after that market,” said Dorothy Terrell, president and chief executive of the Initiative for a Competitive Inner City, a group in Boston promoting the idea that urban core economies have untapped assets.
“There aren’t any guarantees,” she said. “It’s an identified market opportunity. I would have to believe that Johnson Controls has done some serious homework here. They’re not a fly-by-night organization.”
Engineering a renaissance
Advocates describe a paradigm shift in the nation’s urban poverty debate.
The United States can hardly afford its taxpayer-funded urban aid programs. The U.S., the world’s biggest debtor nation, relies on $2 billion every day from foreign lenders to pay its bills, with Japan and China buying most of the Treasury debt. Tax cuts in recent years compounded national borrowing needs and added to the pressure to cut domestic programs.
“New Orleans will be a huge and wonderful experiment,” said William Beach, an economist at the Heritage Foundation, a conservative policy think-tank in Washington. “We’re going to have a ground test of what really works.”
Back in Milwaukee, Johnson Controls is at an earlier stage of its coordination with civic leaders. But the company expects one early project to be the redevelopment of a former tannery complex on the city’s northwest side.
The Bishop’s Creek Community Development Corp., which is affiliated with the Holy Redeemer Institutional Church of God in Christ, is drafting plans to convert the shuttered buildings into a performing arts theater, affordable housing, office space and possibly even a museum and park, Johnson Controls said.
The site, in an industrial corridor along W. Hampton Ave. and N. 32nd St., is just north of nearly deserted Tower Automotive site, a 148-acre sprawl of old industrial buildings that many regard as a case study in urban decline.
Elsewhere in Milwaukee, investment bankers, venture capitalists and a handful of chief executives are acting as architects of the city’s urban renaissance.

“The concept we’ve begun to use is the ‘recentering of Milwaukee,’ “ said James Connelly, an attorney who is setting up the first venture capital fund to invest in Milwaukee’s central city. The objective, he said, is to rebuild the urban center and integrate it into the regional economy rather than “keep expanding at the edges.”
Touts its record
Johnson Controls’ institutional culture, its executives say, fosters perpetual growth with a low tolerance for passive and defeatist managers.
In presentations to investors, the corporation touts its track record: It forecasts its 60th consecutive year of increased sales this year. It just celebrated its 31st straight year of rising dividends and its 16th consecutive year of increased earnings. Its stock has outperformed other indexes since the late 1990s.
The building efficiency group seems poised for growth amid the current energy shock. It specializes in retrofitting buildings to become so efficient that Johnson Controls guarantees that the energy savings pay for its services.
According to in-house data, however, the group penetrates only 25% of all the potential national markets for energy-efficient building controls. A full fifth of the $67 billion in untapped business lies in central cities of the 50 biggest cities, it says.
“Every year you need a new growth strategy,” Reisner said. MetroMarkets is meant to expand business in the future.
Avoiding past failures
John S. Hoffmire, the director of the Center on Business and Poverty at the University of Wisconsin-Madison, sees a risk in the strategy if MetroMarkets focuses on new housing and retail without rebuilding the urban economy and adding jobs. Without new employment, there is little use for new apartments, services or retail outlets for residents who cannot afford them.
That approach only perpetuates past failures in Milwaukee, he said, leaving the available work to commuting suburbanites.
“That’s the risk associated with any development model that doesn’t involve income growth,” said Hoffmire, a former venture capitalist and investment banker.
Johnson Controls has created thousands of inner-city jobs across the country — but seldom in its hometown. It has felt years of pressure and criticism in Milwaukee as a result.
The company began to champion minority enterprise in the ‘90s when John M. Barth, who today is the chief executive, ran the group’s automotive supplies group in Detroit.
Barth came up with a formula to win billion-dollar auto-supplier contracts by splitting orders with minority-owned businesses. In Michigan, Texas and Illinois, he helped finance and expand new minority-owned businesses. Those firms, in turn, aggressively hire minorities, creating entrepreneurs and jobs.

In 2003, Johnson Controls became one of only 12 U.S. companies in the “Billion Dollar Roundtable” that each buy at least $1 billion of goods and services a year from minority businesses. The National Minority Supplier Development Council named it Corporation of the Year in 2003.
Barth’s vision began to change the company. Barth recruited non-white, non-male managers, and with so many employees from urban America, the next logical step was to deploy them to break into new markets. With cruel force, Katrina took the program another step forward. The destruction gave MetroMarkets a clear strategic focus tempered with realism.
Fighting for contracts
In a city that had a black population of more than 67% before the storms, FEMA announced in mid-October it had awarded 1.3% of all its contracts to minority-owned businesses. Under pressure since then, FEMA has increased the figure to 1.99%, according to the latest figures from last week, as posted on FEMA’s Web site.
Meanwhile, the federal government has allocated hundreds of millions of dollars in no-bid contracts for temporary housing to a handful of multinational firms such as Bechtel Corp., meaning big-ticket contracts go without competitive bidding to out-of-state firms, according to the American Small Business League. Mexicans have poured into New Orleans for low-skill jobs, further perpetuating the chronic unemployment of the city’s minorities, according to local civic leaders.
Johnson Controls jointly bids for contracts with minority business partners that otherwise would be shortchanged. It calls these pairings “mentor-protégé relationships,” and they are a cornerstone of the MetroMarkets strategy. The tactic helps Johnson Controls get business while helping minority partners expand.
Reisner hired the son of a prominent Milwaukee civic leader to form as many mentor-protégé partnerships as he can in the pilot cities. Wayne Embry Jr., whose father was captain and later general manager of the Milwaukee Bucks, calls the practice “triage” in New Orleans: “It’s a frantic effort,” Embry said over dinner in New Orleans.
Embry is expected to play a leading role in Milwaukee’s MetroMarket efforts.
“Milwaukee is at a turning point, at a critical junction,” meaning its economy could erode further in the absence of leadership — or find its tipping point that marks the start of recovery, said Embry, who grew up in Milwaukee.
In New Orleans, Johnson Controls has a minority partner to bid on a $100 million FEMA contract to service evacuee trailer camps. But FEMA won’t award those until February at the earliest.
Reviving Tulane University
To its surprise, when Johnson landed contracts to rebuild Tulane University’s mechanical and electrical infrastructure, it found itself drawn into a rapid resuscitation of a nearby elementary and high school, too. This has been no small undertaking in a city with public schools so saddled with debt, poor test scores and segregation that the State of Louisiana last year arranged a takeover of the failing system.
Katrina flooded Tulane’s downtown and uptown campuses. Scores of buildings needed ground-floor and basement gut rehab, new wiring and ventilation systems. Floodwater soaked the rare-document archives in the basement of the campus library. The devastation racked up $200 million in physical damages, which doesn’t count lost tuition from the diaspora of its student body to 595 other colleges nationwide.
The institution faced a crisis: If it failed to reopen for the 2006 winter semester on Jan. 17, it could forget about having its students bother to return. They would resettle permanently elsewhere, and Tulane would wither.
Tulane, meanwhile, became the city’s biggest employer after Katrina forced the layoff of 3,000 municipal workers. “We’re a powerful economic engine,” said Yvette M. Jones, chief operating officer at Tulane and one of the school’s chief crisis managers.
“I cannot think of any university that ever closed for a semester,” Jones said. “All our buildings will be up and running on Jan. 17.”
It took more than repairing buildings, however. To lure back Tulane’s thousands of employees - tenured professors and cafeteria staff alike — the university urgently needed to offer at least one respectable elementary school and one high school for their children. Tulane called Kathy Riedlinger, the principal of the nearby Lusher Elementary School.
“They realized none of their plans was going to work if we didn’t reopen,” Riedlinger said.
But Katrina flooded Lusher, too, knocking out its windows and destroying the air conditioner and boiler. All the books and supplies for kindergarten and first grade were lost, as were the music rooms.
Johnson Controls just as quickly found itself drawn into Lusher’s crisis, agreeing to raise funds from external sources to fuel the school’s operations. Lusher will reopen as a charter school, independent of the troubled public school system. At least its curriculum wasn’t broken: Lusher is ranked as one of the state’s top public elementary schools. It’s scheduled to reopen in tandem with the university on Jan. 17.
But Lusher took on another challenge in its charter: It agreed to reopen Alcee Fortier High School, one of the state’s worst schools. Its 2003 class valedictorian was denied her diploma after failing the state’s graduate exit exam, finally passing last year on the seventh try.
Under its charter, Lusher will operate as a mini-school district with both an elementary and high school. But Fortier’s costliest damage stems from decades of neglect. Its buckled floors and falling plaster existed before Katrina. Classroom doors fortified with ventilated sheet metal can be padlocked from the inside during class. Fortier’s standards had fallen so far that the city already had decided to close it.

Fortier will be a symbol of rebirth. When it reopens this year, it will have $10 million to $15 million in repairs, new teachers, curriculum and students. Tulane, already deeply in debt, will help pay the operating costs of the new district.
“The public education system is going to change,” said Jones, of Tulane. And there’s no better time, she added, than when you have “a clean slate.”
But of the city, state and federal officials, Jones said, “We are not blessed with leaders.”
Johnson Controls, which gets nearly half its annual revenue outside North America, has bigger ambitions for MetroMarkets than just the U.S. Reisner is a former manager of the international operations of the building efficiency division, which operates in 125 nations, making it the biggest company in its sector.
“This is something scalable to do national,” Reisner said. “Then we take it global.”
MetroMarkets Strategy At A Glance
— Assign an executive to coordinate efforts in each city, working with local investors, civic leaders, faith-based groups and developers.
— Focus on one neighborhood at a time, roughly 10 square blocks.
— Select projects for each area, including rebuilding schools, housing, clinics and commercial spaces.
— Start a special job skills training program in each city, customizing skills training to the needs of leading local employers and merging it with a music and arts academy.
— Take equity stakes in local minority firms, share contracts with them and help them grow
— Raise funds for projects by using Johnson Controls’ corporate clout and connections to pay for development.
Johnson Controls
— The international company with $32 billion in annual sales has three main divisions: car batteries, auto interior components, building efficiency.
— Johnson Controls ranks as the largest publicly traded company in Wisconsin.
— The firm’s building efficiency division, with 500 locations around the country, automates residential and commercial buildings with sophisticated heating, cooling, security and fire systems; it also has a large service division that repairs those systems.
— The division believes it’s poised to grow at a time of rising energy costs: It offers a “performance contracting” service that retrofits buildings to become so efficient that Johnson Controls guarantees the energy savings pay for its services.

Captions Under Photographs
— Photograph of two men in New Orleans: Johnson Controls’ MetroMarkets strategy lands its executives in neighborhoods that need rebuilding. Wayne Embry Jr. (left), director of MetroMarkets development, and Julius Lassiter, director of the MetroMarkets national effort, both of Milwaukee, inspect the storm-damaged roof of the Contemporary Arts Center in New Orleans.
— Photograph of man and woman hugging: Johnson Controls Inc. is piloting an unorthodox strategy to rebuild America’s inner cities. Eric A. Reisner, a company executive from Milwaukee, is testing the concept in storm-racked New Orleans, where he’s helping reopen several schools. Kathy Riedlinger, principal of Lusher Elementary School, is grateful for the support.
— Photograph of storm-damaged New Orleans: The Problem: Blocks of rubble mark New Orleans’ Lower Ninth Ward as many residents wait for insurance payments and for word about the plans to repair the city’s levees. Four months after Hurricane Katrina hit, many buildings are ringed with waist-high watermarks from floodwaters and are infested with mold.
— Photograph of people in staircase: Working on a Solution: Alcee Fortier High School in New Orleans, with its hallways painted black to discourage graffiti, needed substantial repairs even before Katrina. Resurrecting this neglected school is just one element of the MetroMarkets strategy for rebuilding the city. (From left) Kenny Martin, a liaison between New Orleans charter schools and Johnson Controls, Eric Reisner and Nancy Ashman of Johnson Controls, and William Perkins Tift, Lusher Charter Schools curriculum coordinator, discuss their efforts.
— Photograph of Tulane University: Tulane University is racing to reopen for the winter semester on Jan. 17 or its risks losing its students to other schools permanently. The campus is buzzing with hundreds of workers trying to finish before deadline. However, many staff and faculty members have not returned yet because many neighborhoods in New Orleans are still in shambles.
— Photograph of man working on industrial pipes: Johnson Controls services the building systems that are invisible to most people – unless the systems aren’t working properly. Eric Holmes, one of the company’s employees, fixes a valve in Tulane’s library.
— Photograph of man spraying mold: Mold has become a serious problem in a city that spent weeks in standing water and still largely remains in ruins. Allen Smith, an employee with Vent Vac in New Orleans, sprays to keep mold in check inside a ventilation duct on Tulane’s campus.
* * * * *

[As appeared in the January 9, 2006 edition of the Milwaukee Journal Sentinel and posted on January 8, 2006 on www.jsonline.com; the online version included a slideshow of approximately 20 photographs of images of the reconstruction of New Orleans]
TAKING AN OFFBEAT APPROACH
Johnson Controls has high hopes for a jazz-meets-jobs training center in New Orleans
By John Schmid jschmid@journalsentinel.com
Dated January 8, 2006
Second of two parts
New Orleans — This city, venerated as the birthplace of jazz, is about to experiment with an altogether new form of fusion.
The venue will be a premier jazz locale, but not everyone will bring an instrument. Instead, they will improvise with one of the nation’s top-billed urban economic catalysts.
The Contemporary Arts Center, a converted warehouse that’s full of funk, aims to merge a free inner-city jobs center into the same high-raftered environment as its auditorium, dance studio and art galleries.
It will ask local businesses what kind of workers they need and then compose an industrial training curriculum, optimizing the chances that jobs will be waiting for its graduates. The idea is to inject market-driven demand for technology and trade skills into one of the nation’s proudest and poorest urban economies.
“People are going to ask, ‘Why does my welder need to be around art?’ “ said Jay Weigel, the center’s artistic director and bass player.
The answer is that Weigel’s left-brain, right-brain approach to job training — a hybrid of free-market analytics and the hip forces of artistic expression — is more than education. It’s inspiration.
And it’s already successful in the inner city of Pittsburgh. So successful, in fact, that a handful of other cities want to replicate it, including Milwaukee.
The Pittsburgh model, called the Manchester-Bidwell Corp., is an improbable amalgamation of local industrial champions such as H.J. Heinz Co., the ketchup company; the Alcoa aluminum fabrication group; Bayer; BASF and three dozen other businesses.
They work in concert with a new 40,000-square-foot greenhouse created for agricultural skills training, a 350-seat music hall, art studios and a Grammy-award winning jazz label. It’s all housed with the job-training center in the same glassy, sun-drenched complex in the dark heart of old industrial Pittsburgh.
Manchester-Bidwell says it has placed more than 1,000 struggling adults into private-sector jobs in the past decade and shepherded twice that many at-risk inner-city teenagers through high school and into college.

“It’s a very strange mix, but it worked really great,” said Nancy Hessler, a chemical laboratory technician at Bayer Material Science in Pittsburgh, a division of Germany’s Bayer AG.
Before Hessler began training in the Bayer-funded program in 1993 at Manchester-Bidwell, she was a 43-year-old single mother with a high school degree working 60 hours a week as a waitress in two restaurants. Last year she got her college degree and is moving into a marketing and business development position at Bayer. Most of the company’s lab techs trained at Manchester-Bidwell, she said.
Replicating the concept
The flagship in Pittsburgh has a small but influential following around the country. Apart from Weigel, they include 40-year-old billionaire Jeff Skoll, the first president of eBay Inc. and the original architect of eBay’s business strategy. They also include the top brass at Johnson Controls Inc., the blue-chip engineering firm based in suburban Milwaukee.
Johnson Controls has been working with Manchester-Bidwell since July on plans to replicate the offbeat job-training concept in America’s 50 biggest cities.
Alex A. Molinaroli, a senior Johnson Controls executive, said he will begin building support for the plan in Milwaukee in coming months. The concept seems well suited to Milwaukee, which has a heritage of home-grown jazz in its historic black center. Milwaukee’s depressed urban economy, however, has sounded mainly blue notes for decades.
Molinaroli will call the largest public employers in the metropolitan area, he said, “so that they can see what the opportunity is and fall in love with the idea.”
The effort belongs to a broader Johnson Controls initiative that plans to breathe new life into aging urban economies, where the company claims to see opportunities that most of corporate American traditionally ignores.
The strategy, which the company calls MetroMarkets, might seem bold by most corporate conventions. But by championing the cause of new schools, housing and clinics, Johnson Controls expects to galvanize development in blighted communities. That activism, in turn, should drum up business for the company’s fast-growing building efficiency division, which automates buildings with heating, cooling, fire and security systems.
The company is already at work in storm-racked New Orleans. Its executives are helping to rebuild schools and houses, experimenting with approaches to urban development that it can export to other cities.
But it won’t need to invent a new model for its jobs plan. After Hurricane Katrina slammed into the Gulf Coast and wreaked $2 million in storm damages at the Contemporary Arts Center, Johnson Controls supported Weigel in rehabilitating the building and speeding the arrival of the Manchester-Bidwell curriculum in New Orleans.
“We have been able to demonstrate that you can take welfare mothers, former steelworkers and at-risk children and train them and get them to work,” said Bill Strickland, 58, who founded the original Manchester-Bidwell program in the late ‘60s “in an impoverished black neighborhood.”

He’s been expanding it as an arts-and-employment experiment ever since, aiming to reach “untapped human potential.”
“And much of that potential resides in poor people, people who were previously thought to be unproductive,” Strickland said in a telephone interview.
It was rigorous, Hessler adds: Anyone who misses more than three days of chemistry classes a year drops out.
“Bill found this way to inspire and to train people,” Weigel said. “The people Bill works with don’t have aesthetic beauty in their day-to-day lives. When they get it, they thrive.”
Weigel has known Strickland for nearly 20 years. Until now, their main bond has been music. Weigel, 46, composed a mass that will be released later this year on MCG Jazz, Strickland’s jazz label.
Molinaroli recently accepted a seat on the National Center for Arts and Technology, a board that Strickland chartered for replicating his model in other cities.
Skoll, who was instrumental in opening a Manchester-Bidwell facility in a high-poverty section of San Francisco, launching the first outside Pittsburgh, is also on the board. James Hackett, chief executive officer at furniture-maker Steelcase Inc., also has a seat and is the driving force behind a Strickland-inspired center in Grand Rapids, Mich., where Steelcase is based.
Strickland has worked on a national replication strategy for five years and originally met with mayors and non-profit organizations. But it wasn’t until he began talking to companies such as eBay, Steelcase and Johnson Controls that he made headway, he said.
“I don’t think we really started to get movement until the corporate guys stepped up,” Strickland said. “I finally was speaking apples to apples.”
Even then, it became arduous for Strickland to search out separate corporate sponsors in every city. That changed when Johnson Controls, which has operations in every major U.S. city, approached Strickland last summer. He suddenly could go national with a single corporation.
Ventilated by sunlight
Each new center will be modeled on Pittsburgh’s iconic original.
“This is a work of art in progress,” Strickland said. “Each of the centers is going to have one component focusing on the arts, and the other will focus on technology and jobs skills training.”
Strickland’s idea starts with architecture that is ventilated by sunlight and designed to avoid anything drably reminiscent of urban blight. Strickland commissioned a student of Frank Lloyd Wright to design the original Pittsburgh campus.
“If I can get that light into my neighborhood, I’m halfway home,” Strickland says.
Architecture is one of the reasons that Johnson Controls likes the Strickland model. American inner-city high schools, some of which put metal bars on doors and impose lock-down rules,

“train people to be behind bars,” said Eric A. Reisner, a Johnson Controls executive who is piloting the MetroMarkets initiative. Paraphrasing Strickland, Reisner said, “solutions cannot resemble the problem.”
Manchester-Bidwell breaks down into two divisions.
One is the Manchester Craftsman’s Guild, which provides free after-school and summer programs for high school students. Strickland calls them “at-risk poor kids enrolled in public schools.” Buses from 13 high schools bring them each day to the center, where they experiment with music, photography, painting, digital imaging, ceramics and sculpture.
“It’s a strategy for getting these kids engaged with living again,” Strickland said.
The idea is to keep them in school and help them graduate — a goal that might find some interest in Milwaukee, where only two-thirds of the public high school students graduate.
Sharif Bey was a 14-year-old “reclusive minority kid” when he walked into the Craftman’s Guild. On his first day, he was handed 35 pounds of clay to mold.
“I knew at 15 that I wanted to be a ceramics arts teacher,” said Bey, 31, who went on to become a Fulbright scholar and is now an assistant professor of art at Winston-Salem State University in North Carolina.
For those 18 and older, there’s the Bidwell Training Center, inside the same complex.
Direct ties to local industry, with training based on local demand, help remedy one of the biggest labor-market disconnects in the American economy.
Polls show that manufacturers are suffering from a “serious shortage of qualified employees,” according to a November survey by the National Association of Manufacturers. The problem is acute in Milwaukee, where factory foremen commonly gripe that they cannot find welders or machinists, and jobs go begging.
The U.S. faces a worker shortage of 23 million employees in the next 10 years, worsening the labor-market dysfunction, according to Johnson Controls’ internal research. Meanwhile, hiring and placement practices have changed in industrial economies such as Milwaukee, where factories and trade unions once recruited directly from high schools. Traditional trades have lost their allure despite the availability of jobs.
“Right now, the only people who recruit in high schools are colleges and the armed services,” Reisner said.
Thousands of workers needed
Johnson Controls expects to use its MetroMarkets initiative to train staff around the country for its future work force. As the company’s building efficiencies division expands, as it expects, it will need thousands of technicians each year trained to work on high-tech air-conditioning and heating units. These are “living-wage jobs” often carrying union-level pay, Reisner said.

“For our corporate partners, we provide outsourced human resources services using our pool of program graduates,” boasts the Web site for the San Francisco center, called the Bayview Hunters Point Center for Arts and Technology.
In New Orleans, the poor lack the skills to qualify for the many reconstruction jobs emerging as the mainstay of local employment since the storm.
“There’s so much work to be done, and so few native New Orleanians to do the work,” Weigel said.
Weigel’s immediate goal is to launch a “crash course” in basic construction trades such as roofing, masonry and carpentry. In the past, tourism, restaurants and conventions were the mainstay of employment for the working poor in New Orleans, he said, but skilled trades should pay better.
Four months after Katrina hit, much of the city remains in shambles. Weigel’s arts center got off easy: The storm peeled back part of the roof and sent a waterfall of rain through the interior, destroying the administrative offices. It blew out 41 windows, which Weigel replaced quickly in order to re-flood his atrium with sunlight. But an estimated $9 million to $10 million in art was undamaged, including paintings by Andy Warhol.
Not about making money
Unlike many job training programs, Manchester-Bidwell is free.
“It’s not about making money off the kids,” said Molinaroli at Johnson Controls.
However, only one of every two Pittsburgh applicants is accepted, either for lack of space or because of strict admission criteria, Strickland said.
Johnson Controls has a warning for any politicians who want to associate with a MetroMarkets project for political gain.
“If this becomes a way for a local government to win or lose an election, it gets lost,” Molinaroli said. “It really needs to stay out of politics.”
Although Manchester-Bidwell is registered as a non-profit, Strickland cultivates a profit-driven culture.
“I think in terms of productivity and performance measurements,” Strickland said. “Return on investment might be more accurate. We’re very open to being measured in terms of what we do. You put an investment in, and you get a return.”
Entrepreneurial thinking permeates the organization.
Strickland founded MCG Jazz, a label that operates separately and generates income that helps fund the social programs. Its 22 releases include Grammy-award-winning recordings by the Count Basie Orchestra. The facilities include a 40,000 square-foot greenhouse that cultivates and sells a prize-winning breed of orchid, which also makes money for the social programs.

And Strickland seems as ambitious with his jobs-and-jazz incubator as Johnson Controls, which eventually wants to internationalize its MetroMarkets program.
“We want to go to 100 cities, but we’ll start with 50,” Strickland said. “Then we want to build in 100 cities around the world.”
Captions under Photographs
— Photograph of man in warehouse: Arts and job training complement each other perfectly, feeding both mind and soul, according to Jay Weigel, artistic director of the Contemporary Arts Center in New Orleans, who plans to turn this empty warehouse in the center into a facility for training workers. Johnson Controls is helping as part of its MetroMarkets initative.
— Photograph of two men in building: Eric A. Reisner with Johnson Controls and Jay Weigel, artistic director of the Contemporary Arts Center in New Orleans, work at the facility, which needed 41 windows replaced after Hurricane Katrina.
— Photograph of man by sculpture: A sculpture at the Contemporary Arts Center in New Orleans frames Eric A. Reisner, a Johnson Controls executive who is piloting the Company’s MetroMarkets initative. The strategy aims to rebuild New Orleans and other American cities by breathing new life into aging urban economies.
— Photograph of Bourbon Street in New Orleans: Bourbon St. in New Orleans’ French Quarter is famous for its carnival atmosphere, but now only about a quarter of the stores and restaurants are open. Reconstruction jobs have emerged as the mainstay of local employment since the storms, but the poor lack the skills to qualify for many of them.
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